UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CombiMatrix Corporation

(Name of Subject Company (Issuer))

Invitae Corporation

(Name of Filing Person (Offeror))

Series F Warrants to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

20009T147

(CUSIP Number of Class of Securities)

Sean E. George, Ph.D.

President and Chief Executive Officer

Invitae Corporation

1400 16th Street

San Francisco, CA 94103

(415) 374-7782

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Thomas Brida General Counsel Invitae Corporation 1400 16th Street San Francisco, CA 94103 (415) 374-7782	Mike Hird Patty M. DeGaetano Pillsbury Winthrop Shaw Pittman LLP 12255 El Camino Real, Suite 300 San Diego, CA 92130 (619) 234-5000	Mark McDonough President and Chief Executive Officer CombiMatrix Corporation 300 Goddard, Suite 100 Irvine, CA 92618 (949) 753-0624	Parker A. Schweich Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the following box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed by Invitae Corporation, a Delaware corporation (“Invitae”), on September 13, 2017, as subsequently amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2017. This Schedule TO relates to the offer by Invitae to exchange (the “Exchange Offer”) each outstanding Series F warrant (the “CombiMatrix Series F Warrants”) to acquire shares of common stock of CombiMatrix Corporation (“CombiMatrix”) for shares of common stock, par value $0.0001 per share, of Invitae (the “Invitae Common Stock”). The terms and conditions of the Exchange Offer and procedures for tendering the CombiMatrix Series F Warrants are set forth in the prospectus/offer to exchange, dated October 6, 2017 (the “Prospectus/Offer to Exchange”), as supplemented by Prospectus Supplement No. 1, dated October 23, 2017, filed as Exhibit (a)(4)(B) hereto (the “Prospectus Supplement”), and in the related letter of transmittal (the “Letter of Transmittal”).

On October 5, 2017, the SEC declared effective Invitae’s registration statement on Form S-4 (No. 333-220448) (as amended, the “Registration Statement”), relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as a description of Invitae and other information required by Schedule TO, are set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal, which is filed as Exhibit 99.1 to the Registration Statement.

Pursuant to the Exchange Offer, each CombiMatrix Series F Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged for a number of shares of Invitae Common Stock (the “Warrant Exchange Ratio”) equal to 0.3056, which was calculated as the quotient (rounded to the nearest ten-thousandth) obtained by dividing $2.90 by the average closing price of $9.491 for shares of Invitae common stock on the NYSE for the immediately preceding period of 30 trading days prior to July 31, 2017, the date of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Invitae, Coronado Merger Sub, Inc., a wholly owned subsidiary of Invitae (“Merger Sub”), and CombiMatrix, pursuant to which Merger Sub will merge with and into CombiMatrix, with CombiMatrix surviving as a wholly owned subsidiary of Invitae (the “Merger”).

As described in the Prospectus Supplement, for purposes of calculating and satisfying the condition in the Merger Agreement that at least 90% of the CombiMatrix Series F Warrants outstanding immediately prior to the date of the Merger Agreement shall have been validly tendered and not withdrawn prior to the expiration of the Exchange Offer, which is a condition to Invitae’s obligation to consummate the Merger, Invitae will also count towards such 90% requirement any and all CombiMatrix Series F warrants that are validly exercised prior to the expiration of the Offer (including, for this purpose, such exercises as are made contingent solely upon a closing of the Merger). In addition, the Prospectus Supplement (i) provides updated estimates of the fraction of a share of Invitae common stock, or the Merger Exchange Ratio, into which each share of CombiMatrix common stock will be converted upon a closing of the Merger, based on CombiMatrix’s current estimate of net cash, (ii) provides updated estimates of the number of shares of Invitae common stock to be issued in connection with the Merger and the Exchange Offer, and (iii) provides additional disclosure as to how the participation percentage by the holders of the CombiMatrix Series F warrants in the Exchange Offer and the amount of CombiMatrix Series F warrants separately exercised impacts the implied per share Merger consideration based on CombiMatrix’s currently estimated net cash.

Items 1 through 9, and Item 11.

All of the information in the Prospectus/Offer to Exchange, the Prospectus Supplement, and any additional prospectus supplement or other amendment or supplement thereto related to the Exchange Offer hereafter filed with the SEC by Invitae, is hereby incorporated by reference into Items 1 through 9 and 11 of this Schedule TO. This Amendment should be read together with the Schedule TO.

Item 10. Financial Statements.

The information set forth in the Prospectus/Offer to Exchange under the sections entitled “Selected Historical Financial Data of Invitae,” “Selected Historical Financial Data of CombiMatrix,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Form of Letter of Transmittal.

(a)(1)(B)*	Internal Revenue Service Form W-9 (included in Exhibit (a)(1)(A)).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)(A)	Prospectus/Offer to Exchange relating to shares of common stock of Invitae Corporation to be issued in the Exchange Offer (incorporated by reference to the Prospectus/Offer to Exchange filed by Invitae Corporation with the SEC on October 6, 2017).

(a)(4)(B)	Prospectus Supplement No. 1 to the Prospectus/Offer to Exchange relating to shares of common stock of Invitae Corporation to be issued in the Exchange Offer (incorporated by reference to Prospectus Supplement No. 1 filed by Invitae Corporation with the SEC on October 23, 2017).

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger and Reorganization, dated as of July 31, 2017, by and among Invitae Corporation, Coronado Merger Sub, Inc. and CombiMatrix Corporation (incorporated by reference to Exhibit 2.1 to Invitae’s Current Report on Form 8-K filed on August 1, 2017, and included as Annex A to Exhibit (a)(4)).

(d)(2)*	Form of Transaction Bonus Payout Agreement, dated as of July 31, 2017, entered into by and among CombiMatrix Corporation, Invitae Corporation and each of the outside directors of CombiMatrix.

(d)(3)*	Transaction Bonus Payout Agreement, dated as of July 31, 2017, by and among Invitae Corporation, CombiMatrix Corporation and Mark McDonough.

(d)(4)*	Transaction Bonus Payout Agreement, dated as of July 31, 2017, by and among Invitae Corporation, CombiMatrix Corporation and Scott R. Burell.

(d)(5)*	Independent Contractor Agreement, effective as of the closing of the Merger, by and between Invitae Corporation and Mark McDonough.

(d)(6)*	Independent Contractor Agreement, effective as of the closing of the Merger, by and between Invitae Corporation and Scott R. Burell.

(d)(7)	Marketing and Laboratory Services Agreement, dated as of September 25, 2017, by and among Invitae Corporation, Good Start Genetics, Inc. and CombiMatrix Molecular Diagnostics, Inc. (incorporated by reference to Exhibit 10.1 to Invitae’s Current Report on Form 8-K filed on September 27, 2017).

(g)	Not applicable.

(h)(i)*	Legal Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding tax matters.

(h)(ii)*	Legal Opinion of Stradling Yocca Carlson & Rauth, P.C. regarding tax matters.

*	Incorporated by reference to the Registration Statement.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVITAE CORPORATION

Dated: October 23, 2017	By:	/s/ Shelly D. Guyer
	Name:	Shelly D. Guyer
	Title:	Chief Financial Officer